SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13-1(b), (c)

and (d) and Amendments There to filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Semiconductor Manufacturing International Corporation

(Name of Issuer)

Ordinary Shares, Par Value US$0.0004 Per Share

(Title of Class of Securities)

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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Page 2 of 5 Pages

(1)	Names of Reporting Persons Taiwan Semiconductor Manufacturing Company Limited
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Taiwan, Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 2,118,099,605 Ordinary Shares (comprising of 1,277,958,218 Ordinary Shares and Warrants to acquire 840,141,387 Ordinary Shares)
(6) Shared Voting Power 0
(7) Sole Dispositive Power 2,118,099,605 Ordinary Shares (comprising of 1,277,958,218 Ordinary Shares and Warrants to acquire 840,141,387 Ordinary Shares)
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,099,605 Ordinary Shares (comprising of 1,277,958,218 Ordinary Shares and Warrants to acquire 840,141,387 Ordinary Shares)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 6.4%
(12)	Type of Reporting Person CO

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Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Semiconductor Manufacturing International Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18 Zhangjiang Road Pudong New Area Shanghai 201203 People’s Republic of China

Item 2(a).	Name of Persons Filing:

Taiwan Semiconductor Manufacturing Company Limited (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

No.8 Li-Hsin Road 6 Hsinchu Science Park, Hsinchu, Taiwan Republic of China

Item 2(c).	Citizenship:

Taiwan, Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary Shares and Warrants to acquire Ordinary Shares

Item 2(e).	CUSIP Number:

Not applicable

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Enclosed below is the aggregate number and percentage of the class of securities of the issuer identified in Item 1 beneficially owned by each Reporting Person identified in Item 2 for each such Reporting Person.

(a) Amount beneficially owned:

2,118,099,605 Ordinary Shares, comprising of 1,277,958,218 Ordinary Shares and Warrants to acquire 840,141,387 Ordinary Shares

The 1,277,958,218 Ordinary Shares and Warrants to acquire 840,141,387 Ordinary Shares were issued pursuant to a Share and Warrant Issuance Agreement dated November 9, 2009 between the Issuer and the Reporting Person and certain anti-dilution adjustment

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Page 4 of 5 Pages

(b)

Percent of class:

6.4%

The percentage of class owned by the Reporting Person is calculated on the basis that Issuer’s pro forma outstanding share capital as of December 31, 2012 was 32,840,281,010 Ordinary Shares, which was derived by aggregating Issuer’s outstanding share capital as of December 31, 2012 of 32,000,139,623 Ordinary Shares and our Warrants to acquire additional 840,141,387 Ordinary Shares from the Issuer

(c)

Number of shares as to which such person has:

Sole power to vote or to direct the vote:

2,118,099,605 Ordinary Shares, comprising of 1,277,958,218 Ordinary Shares and Warrants to acquire 840,141,387 Ordinary Shares

Shared power to vote or to direct the vote:

0

Sole power to dispose or direct the disposition of:

2,118,099,605 Ordinary Shares, comprising of 1,277,958,218 Ordinary Shares and Warrants to acquire 840,141,387 Ordinary Shares

Shared power to dispose or direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

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Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2013

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho
Lora Ho Senior Vice President & Chief Financial Officer